SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 7)*

International Game Technology PLC
(Name of Issuer)

Ordinary shares, nominal value $0.10 per share
(Title of Class of Securities)

G4863A 108
(CUSIP Number)

Benjamin M. Roth Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 United States Telephone: 1-212-403-1000 Facsimile: 1-212-403-2000 Email: BMRoth@wlrk.com	Maria Grazia Uglietti De Agostini S.p.A. 15, Via Giovanni da Verrazano 28100 Novara Italy Telephone: +39-0321-424-321 Facsimile: +39-39-0321-424305 Email: mariagrazia.uglietti@deagostini.it
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

February 28, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
De Agostini S.p.A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,422,324(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
85,422,324

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,422,324(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Pursuant to a loyalty plan implemented by IGT PLC, from and after April 7, 2018, any shareholder who held (or may in the future hold) ordinary shares continuously for a three-year period became (or will become) entitled to participate in the loyalty plan and, upon election, became (or will become) entitled to direct the voting rights with respect to one special voting share of $0.000001 (each a “Special Voting Share”) per ordinary share held for such period.  Each Special Voting Share carries 0.9995 votes.  De Agostini elected, effective as of May 25, 2018, to exercise its rights to participate in the loyalty plan with respect to all of its owned ordinary shares.  As of February 22, 2024, De Agostini has the right to direct the voting with respect to 85,422,324 Special Voting Shares.  De Agostini has been advised that, as of such date, no other shareholders have elected to participate in the loyalty plan resulting in the right to direct the voting with respect to Special Voting Shares.  As of February 22, 2024 there were 200,482,249 outstanding ordinary shares and  6,873,196 treasury shares, as of February 22, 2024 there are 85,422,324 Special Voting Shares with respect to which shareholders have the right to direct the voting.  Therefore, De Agostini’s effective voting interest, as of February 22, 2024, is approximately 59.74% of the total voting power.

This Amendment No. 7 (this “Amendment No. 7”) to Schedule 13D amends and supplements the statement on Schedule 13D relating to the ordinary shares, nominal value $0.10 (the “ordinary shares”), of International Game Technology PLC (“IGT PLC” or the “Issuer”) filed by De Agostini S.p.A. (“De Agostini”) and DeA Partecipazioni S.p.A. (“DeA Partecipazioni” and, together with De Agostini, the “Reporting Entities”) on April 15, 2015 (the “Initial Schedule 13D”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 (as so amended, the “Prior Schedule 13D,” and as amended by this Amendment No. 7, this “Schedule 13D”).  Except as amended hereby, the Prior Schedule 13D remains in full force and effect and shall be read together with this Amendment No. 7.  Capitalized terms used in this Amendment No. 7 but not otherwise defined herein have the meanings ascribed to them in the Prior Schedule 13D.

Item 4.	Purpose of Transaction.

Item No. 4 of the Prior Schedule 13D is amended by adding the following after the last paragraph thereof:

On February 28, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ignite Rotate LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Issuer (“Spinco”), Everi Holdings Inc., a Delaware corporation (“Merger Partner”) and Ember Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Merger Partner (“Merger Sub”) pursuant to which, among other things, (i) Merger Sub will be merged with and into Spinco, with Spinco surviving the Merger as a direct wholly owned subsidiary of Merger Partner (the “Merger”) and (ii) immediately following the Merger, Merger Partner will cause Spinco to merge with and into International Game Technology, a Nevada Corporation and wholly owned subsidiary of the Issuer (“Gaming Holdco”) (the “Second Step Merger”), with Gaming Holdco surviving the Second Step Merger as a direct wholly owned  subsidiary of Merger Partner, as described in further detail in the Issuer’s Current Report on Form 6-K filed with the SEC on February 29, 2024. On February 28, 2024, concurrently with the execution of the Merger Agreement, De Agostini entered into a Voting and Support Agreement (the “Voting Agreement”) with the Issuer, Spinco and Merger Partner, pursuant to which, among other things, De Agostini has agreed to vote (or cause to be voted) all of the ordinary shares and Special Voting Shares held by De Agostini (a) for the approval of the Distribution (as defined in the Merger Agreement), the Transaction Documents (as defined in the Merger Agreement), the Contemplated Transactions (as defined in the Merger Agreement), and any other action reasonably requested by the Issuer in furtherance thereof submitted for the vote of Issuer’s shareholders; (b) in favor of any proposal to adjourn a meeting of Remainco’s shareholders to solicit additional proxies in favor of the Distribution, the Transaction Documents and the Contemplated Transactions; and (c) against (1) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Issuer or Spinco under the Merger Agreement, the other Transaction Documents or of De Agostini under the Voting Agreement, (2) any Acquisition Proposal (as defined in the Merger Agreement), or (3) any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with or materially and adversely affect the consummation of the Merger. The Voting Agreement also contains certain other restrictions on transfer of the ordinary shares and Special Voting Shares held by De Agostini, as well as certain obligations with respect to required regulatory filings and approvals. The Voting Agreement will automatically terminate upon certain events, including the termination of the Merger Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Voting Agreement, which is filed herewith as Exhibit 1 and incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item No. 6 of the Prior Schedule 13D is supplemented to incorporate by reference the information set forth above in Item No. 4.

Item 7.	Materials to be Filed as Exhibits.

The following is filed herewith as an Exhibit to the Schedule 13D:

Exhibit 1
Voting and Support Agreement, dated February 28, 2024, by and among Merger Partner, the Issuer, Spinco and De Agostini (incorporated by reference to Exhibit 10.6 to the Current Report on Form 6-K filed by the Issuer with the Commission on February 29, 2024).*

* Certain schedules and exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K promulgated by the SEC. De Agostini agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 29, 2024

De Agostini S.p.A.

	By:	/s/ Lorenzo Pellicioli
		Name:	Lorenzo Pellicioli
		Title:	Chairman